Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus

Supplement, dated July 19, 2012

to Prospectus, dated May 27, 2011

Registration No. 333-174598

Invesco Mortgage Capital Inc.

7.75% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

July 19, 2012

Issuer:	Invesco Mortgage Capital Inc.

Securities Offered:	7.75% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”)

Shares Offered:	5,400,000 shares

Over-Allotment Option:	810,000 shares

Trade Date:	July 19, 2012

Settlement and Delivery Date:	July 26, 2012 (T+5)

Public Offering Price:	$25.00 liquidation preference per share; $135,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $4,252,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $130,747,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	7.75% per annum of the $25.00 liquidation preference ($1.9375 per annum per share)

Dividend Payment Date:	The 25th day of each January, April, July and October (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on October 25, 2012.

Dividend Record Date:	The first day of the calendar month, whether or not a business day, in which the applicable dividend payment date falls; the first dividend record date will be October 1, 2012.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to July 26, 2017, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after July 26, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Conversion Rights:	Share Cap: 2.6427

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 14,270,580 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 16,411,167 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	IVR PrA

CUSIP:	46131B 209

ISIN:	US46131B2097

Joint Lead Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	JMP Securities LLC Keefe, Bruyette & Woods, Inc. Mitsubishi UFJ Securities (USA), Inc.

The Issuer has filed a registration statement on Form S-3ASR (Registration No. 333-174598), including a base prospectus dated May 27, 2011 and a preliminary prospectus supplement, dated July 19, 2012, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444 ext 561-3884, and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.